Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022

(Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2022	December 31, 2021
	Note	$	$
ASSETS

Cash and cash equivalents		14,557,979	30,688,210
Short-term investments	3	24,076,816	16,073,639
Marketable securities	4	539,280	1,104,400
Other assets		636,433	860,529
CURRENT ASSETS		39,810,508	48,726,778

Property, plant and equipment		40,000	-
Right-of-use assets		491,630	413,047
Exploration and evaluation assets	5	74,522,378	66,348,061

ASSETS		114,864,516	115,487,886

LIABILITIES

Accounts payable and accrued liabilities		3,358,410	2,228,673
Current portion of lease obligation		249,747	171,167
Flow-through premium liability	6	252,194	759,525
CURRENT LIABILITIES		3,860,351	3,159,365

Lease obligations		274,396	262,151

LIABILITIES		4,134,747	3,421,516

SHAREHOLDERS' EQUITY

Share capital	7	183,369,901	183,190,992
Contributed surplus		36,857,429	35,472,638
Deficit		(109,497,561)	(106,597,260)

SHAREHOLDERS' EQUITY		110,729,769	112,066,370

LIABILITIES AND SHAREHOLDERS' EQUITY		114,864,516	115,487,886

Approved by the Board of Directors

/s/ Ken Williamson	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Depreciation	38,723	25,815	77,446	25,815
Filing and regulatory fees	49,946	79,067	256,891	251,983
Office and administration	130,634	(43,428)	294,110	234,662
Professional fees	97,509	133,342	152,988	183,591
Share-based payments (note 9, 10)	380,869	209,654	950,605	406,417
Shareholder communication and travel	249,191	181,395	413,373	361,042
Wages and benefits (note 10)	385,697	634,950	878,287	854,232

CORPORATE EXPENSES	1,332,569	1,220,795	3,023,700	2,317,742

Foreign exchange loss (gain)	5,056	(2,439)	2,609	(4,442)
Interest income	(117,688)	(46,161)	(183,797)	(84,501)
Flow-through premium recovery (note 6)	(399,323)	-	(507,331)	(1,408)
Unrealized loss on marketable securities (note 4)	462,600	4,100	565,120	45,800

LOSS AND COMPREHENSIVE LOSS	1,283,214	1,176,295	2,900,301	2,273,191

Basic and diluted loss per share	0.01	0.01	0.02	0.02

Weighted average number of common shares outstanding	151,512,663	139,800,983	151,472,672	137,746,832

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2022	2021
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,900,301)	(2,273,191)

ITEMS NOT AFFECTING CASH
Depreciation		77,446	25,815
Finance costs		16,254	6,817
Flow-through premium recovery		(507,331)	(1,408)
Unrealized loss on marketable securities		565,120	45,800
Share-based payments		950,605	406,417
		1,102,094	483,441

Change in non-cash working capital items		15,271	(228,986)

OPERATING ACTIVITIES		(1,782,936)	(2,018,736)

FINANCING ACTIVITIES

Private placement proceeds	7b	-	25,624,423
Private placement issuance costs	7b	-	(865,829)
Exercise of stock options	9a	133,165	532,500
Lease payments		(81,458)	(27,152)

FINANCING ACTIVITIES		51,707	25,263,942

INVESTING ACTIVITIES
Purchase of short-term investments		(8,000,000)	(21,000,000)
Mineral property expenditures		(6,359,002)	(2,205,480)
Leasehold improvements		(40,000)	-

INVESTING ACTIVITIES		(14,399,002)	(23,205,480)

CHANGE IN CASH AND CASH EQUIVALENTS		(16,130,231)	39,726

Cash and cash equivalents - Beginning		30,688,210	28,647,190

CASH AND CASH EQUIVALENTS - ENDING		14,557,979	28,686,916

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794

Private Placement (note 7b)
Gross proceeds	11,808,490	25,624,423	-	-	25,624,423
Issuance costs	-	(865,829)	-	-	(865,829)
Exercise of stock options	500,000	734,586	(202,086)	-	532,500
Share-based payments	-	-	487,409	-	487,409
Loss and comprehensive loss	-	-	-	(2,273,191)	(2,273,191)

JUNE 30, 2021	147,906,125	176,390,601	34,903,069	(105,161,564)	106,132,106

Private Placement (note 7b)
Gross proceeds	2,670,000	8,010,000	-	-	8,010,000
Flow-through premium (note 6)	-	(1,655,400)	-	-	(1,655,400)
Issuance costs	-	(694,788)	-	-	(694,788)
Exercise of stock options	850,000	1,140,579	(324,579)	-	816,000
Share-based payments	-	-	894,148	-	894,148
Loss and comprehensive loss	-	-	-	(1,435,696)	(1,435,696)

DECEMBER 31, 2021	151,426,125	183,190,992	35,472,638	(106,597,260)	112,066,370

Exercise of stock options	91,666	178,909	(45,744)	-	133,165
Share-based payments	-	-	1,430,535	-	1,430,535
Loss and comprehensive loss	-	-	-	(2,900,301)	(2,900,301)

JUNE 30, 2022	151,517,791	183,369,901	36,857,429	(109,497,561)	110,729,769

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS

These financial statements were approved for issue by the Company's board of directors on August 4, 2022.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three months ended June 30, 2022.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

As at June 30, 2022, the Company had $24,000,000 (December 31, 2021 - $16,000,000) invested in Canadian dollar denominated guaranteed investment certificates plus accrued interest of $76,816 (December 31, 2021 - $73,639).

4. MARKETABLE SECURITIES

As at June 30, 2022, the Company held marketable securities with an aggregate fair value of $539,280 (December 31, 2021 - $1,104,400), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $525,000 (December 31, 2021 - $1,075,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $14,280 (December 31, 2021 - $29,400).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to the following royalty:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2020	53,748,013

Claims maintenance	22,270
Engineering	3,180,020
Exploration and camp support	7,648,920
Permitting	1,326,058
Salary and wages	281,452
Share-based payments	141,328

DECEMBER 31, 2021	66,348,061

Claims maintenance	26,038
Engineering	2,255,418
Exploration and camp support	2,143,910
Permitting	2,594,418
Salary and wages	490,397
Share-based payments	479,930

JUNE 30, 2022	74,338,172

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6. FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at June 30, 2022 of $252,194. (December 31, 2021 - $759,525) arose in connection with the flow-through share offering the Company completed on July 29, 2021. The reported amount is the remaining balance of the premium from issuing the flow-through shares.  The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

The Company is committed to incurring on or before December 31, 2022 qualifying Canadian exploration expenses as defined under the Income Tax Act, Canada ("Qualifying CEE") in the amount of $8,010,000 with respect to the flow-through share financing completed on July 29, 2021. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at June 30, 2022, the Company had incurred $6,789,706 of Qualifying CEE of the total amount committed.  As at June 30, 2022, the Company had a remaining commitment to incur Qualifying CEE of $1,220,294.  The Company recognized a flow-through premium recovery of $399,323 and $507,331 for the three and six months ended June 30, 2022, respectively (six months ended June 30, 2021 - $1,408).

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On July 29, 2021, Western completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  Issuance costs related to the private placement totaled $694,788.  A flow through premium liability of $1,655,400 was recognized. Refer note 6.

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") completed a strategic investment in Western by way of a private placement of the Company's common shares.  The Company sold 11,808,490 common shares at a price of $2.17 per common share for gross proceeds of $25,624,423.  The Company incurred $865,829 in costs associated with the private placement.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2020	1,500,000	0.85

	-	-

DECEMBER 31, 2021 and JUNE 30, 2022	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	2.67

JUNE 30, 2022	1,500,000	0.85	2.67

9. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Option Plan

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At June 30, 2022, the Company could issue an additional 2,366,354 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2020	7,075,000	1.19

Granted	310,000	2.10
Exercised	(1,350,000)	1.00

DECEMBER 31, 2021	6,035,000	1.28

Granted	2,181,000	2.03
Exercised	(91,666)	1.45

JUNE 30, 2022	8,124,334	1.48

During the three and six months ended June 30, 2022, the Company recognized an expense of $223,404 and $386,678 respectively, in the statement of loss and comprehensive loss (three and six months ended June 30, 2021 - $209,654 and $406,417).  During the three and six months ended June 30, 2022, $199,566 and $358,608 was capitalized, respectively, (three and six months ended - $32,022 and $80,992) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,900,000	0.87	1.94
$1.11 - $1.20	1,775,000	1.19	0.91
$1.41 - $1.66	1,958,334	1.63	3.10
$1.85 - $1.95	1,100,000	1.94	4.52
$2.10 - $2.22	1,391,000	2.19	4.55

JUNE 30, 2022	8,124,334	1.48	2.79

Average share price for options exercised during the six months ended June 30, 2022, was $2.66 (six months ended June 30, 2021 - $1.93).  Of the total stock options outstanding, 4,958,327 were vested and exercisable at June 30, 2022.  The weighted average exercise price of vested stock options is $1.18 and the average remaining contractual life is 1.87 years.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Share-based payments

During the six months ended June 30, 2022, the Company granted 2,181,000 (2021 - 310,000) stock options to employees, directors and consultants at an average exercise price of $2.03 per option.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant are as follows:

Inputs and assumptions	Six Months Ended June 30, 2022	Year Ended December 31, 2021

Exercise price	$2.03	$2.10
Market price	$2.03	$2.10
Expected option term (years)	3.0	3.0
Expected stock price volatility	58.6%	62.1%
Average risk-free interest rate	1.46%	0.59%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.82	$0.84

c. Restricted Share Units

The Company granted RSUs in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at June 30, 2022, the Company could issue an additional 1,746,590 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2020	-

RSUs Granted	239,100

DECEMBER 31, 2021	239,100

RSUs Granted	359,723

JUNE 30, 2022	598,823

In relation to RSUs, the Company recognized an expense of $157,465 and $273,287 during the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - Nil) in the statements of loss and comprehensive loss.  During the three and six months ended June 30, 2022 $71,375 and $121,322 was capitalized, respectively (three and six months ended June 30, 2021 - Nil) in the exploration and evaluation assets.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

d. Deferred Share Units

Only directors of the Company are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at June 30, 2022, the Company could issue an additional 1,640,111 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2020	-

DSUs Granted	167,000

DECEMBER 31, 2021	167,000

DSUs Granted	138,400

JUNE 30, 2022	305,400

In relation to DSUs, the Company recognized an expense of $nil and $290,640 during the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - Nil) in the statements of loss and comprehensive loss.

10. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and director fees	481,166	522,772	997,739	735,466
Share-based payments	580,143	197,002	1,290,712	380,930

KEY MANAGEMENT COMPENSATION	1,061,309	719,774	2,288,451	1,116,396

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers that was recognized in the statement of loss and comprehensive loss during the years presented above.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

12. CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are in Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2022 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at June 30, 2022, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).